WestPark Capital, Inc.

1800 Century Park East, Suite 220

Los Angeles, CA 90067

July 14, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	iSpecimen Inc.
Registration Statement on Form S-1
File No. 333-286958

WITHDRAWAL OF ACCELERATION REQUEST

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 10, 2025, in which we, as representative of the underwriters of the proposed public offering of securities of iSpecimen Inc. (the “Company”), joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Monday, July 14, 2025, at 4:30 p.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

WESTPARK CAPITAL, INC.

By:	/s/ Richard Rappaport
Name:	Richard Rappaport
Title:	Chief Executive Officer